Filed by Alcan Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933,
                             as amended, and deemed filed pursuant to Rule 14d-2
                             of the Securities Exchange Act of 1934, as amended.

                                                  Subject Company: Pechiney
                                                   Registration Statement No. 333-106851
                                                              Date: October 17, 2003

Further information

Alcan has filed with the Securities and Exchange Commission a registration statement to register the Alcan Common Shares to be issued in the proposed transaction, including related tender/exchange offer materials. Investors and Pechiney securityholders are urged to read the registration statement and related tender/exchange offer materials (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and Pechiney securityholders may obtain a free copy of the registration statement and related tender/exchange offer materials (when available) and other relevant documents at the SEC's Internet web site at www.sec.gov and Pechiney securityholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Alcan.

This communication is for informational purposes only. It shall not constitute an offer to purchase or buy or the solicitation of an offer to sell or exchange any securities of Pechiney, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation of offers to buy Alcan Common Shares will only be made pursuant to a prospectus and related materials that Alcan expects to send to Pechiney securityholders. These securities may not be sold, nor may offers to buy be effected prior to the time the registration statement becomes effective. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statement

Certain statements made in this communication are forward-looking statements. Although Alcan's management believes that the expectations reflected in such forward-looking statements are reasonable, readers are cautioned that these forwardlooking statements by their nature involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Many factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including those listed under "Cautionary Statement Concerning Forward-Looking Statements " and "Risk Factors" in the preliminary prospectus included in the registration statement we have filed with the SEC in connection with our proposed offer for certain securities of Pechiney. See the previous paragraph for information about how you can obtain a free copy of the registration statement.

Press Release	A

FOR IMMEDIATE RELEASE

ALCAN CLARIFIES THE LIQUIDITY ARRANGEMENTS TO BE OFFERED TO HOLDERS OF PECHINEY STOCK PURCHASE AND STOCK SUBSCRIPTION OPTIONS IN RELATION TO ITS OFFER FOR PECHINEY

Paris, France; Montreal, Canada - October 17, 2003 - Alcan Inc. (NYSE, TSX: AL), at the request of the French Commission des Operations de Bourses ("COB"), clarifies the liquidity arrangements offered to holders of Pechiney stock purchase options and Pechiney stock subscription options in the event that its public offer succeeds.

Alcan will offer to holders of Pechiney stock purchase options and Pechiney stock subscription options that are not exercised during the offer period that there will be liquidity for their underlying shares at the end of the restricted period, by agreeing to exchange the Pechiney common shares delivered upon exercise of these options for Alcan common shares, on the basis of an exchange ratio valuing each Pechiney common share at an amount equal to the consideration offered to holders of Pechiney common shares in the Offer (as increased if more than 95% of the share capital and voting rights of Pechiney (on a fully diluted basis) are tendered in the Offers, including any reopened Offer pursuant to Article 5-2-3-1 of the General Regulations of the CMF) and valuing each Alcan common share at the Reference Value definitively adopted pursuant to the Offer.

In addition, holders of options shall have the right, if they wish, to exchange for cancellation their Pechiney stock purchase options or stock subscription options in return for the allotment by Alcan of new stock purchase options or stock subscriptions for Alcan common shares. In such event, the conversion ratio of Pechiney options into Alcan options shall be determined on the basis of an exchange ratio valuing each Pechiney common share at an amount equal to the consideration offered to holders of Pechiney common shares in the Offer (as increased if more than 95% of Pechiney's share capital and voting rights (on a fully diluted basis) are tendered in the Offers, including any reopened Offer pursuant to Article 5.2.3.1 of the General Regulations of the CMF) and valuing each Alcan common share at the Reference Value definitively adopted pursuant to the Offer. The choice between these two possibilities will be given to holders of Pechiney options through a liquidity agreement that will be provided to them.

With respect to the foregoing, the consideration offered by Alcan in the Offer corresponds to a total (i) of €24.60 in cash, this amount being increased to €25.60 if more than 95% of Pechiney's share capital and voting rights (on a fully diluted basis) are tendered in the Offers (including any reopened Offer pursuant to Article 5-2-3-1 of the General Rules and Regulations of the CMF) and (ii) of an amount equal to the number of Alcan common shares exchangeable for each ONE Pechiney common share under the terms of the Offer (before potential substitution of an equivalent amount of cash in place of all or a portion of the Alcan Common Shares to be issued as consideration in the Offer) multiplied by the Average Value. Alcan will determine the manner of implementing these agreement once it has had than opportunity to review Pechiney's stock option plans.

Alcan is a multinational, market-driven company and a global leader in aluminum and packaging, as well as aluminum recycling with 2002 revenues of US$12.5 billion. With world-class operations in primary aluminum, fabricated aluminum as well as flexible and specialty packaging, Alcan is well positioned to meet and exceed its customers' needs for innovative solutions and service. Alcan employs 54,000 people and has operating facilities in 42 countries.

Pursuant to article 7 of the COB Regulation no. 2002-04, this press release was remitted to the Commission des opérations de bourse prior to its release.

Alcan has filed with the Securities and Exchange Commission ("SEC") a registration statement to register the Alcan Common Shares to be issued in the proposed U.S. offer, including related tender/exchange offer materials. Investors and Pechiney securityholders are urged to read the registration statement and related tender/exchange offer materials (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and Pechiney securityholders may obtain a free copy of the registration statement and related tender/exchange offer materials (when available) and other relevant documents at the SEC's Internet web site at www.sec.gov and Pechiney securityholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Alcan.

The Alcan common shares offered in the French offer, which is not being made to holders of Pechiney securities located in the United States or Canada, or to holders of Pechiney American Depositary Shares wherever located, will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Media contact Joseph Singerman +1 514 848-1355	Investor contact Corey Copeland +1 514 848-8368